

EAGLE POINT INCOME COMPANY
JANUARY 2023

Filed pursuant to Rule 497(a)
File No. 333-237583
Rule 482ad

EIC
LISTED
NYSE

Common Stock Data as of 1/31/23[1]

Total Net Asset Value (est.)	$114.0 million
Net Asset Value per Share (est.)	$13.67 – 13.77
Closing Price per Share	$14.10
Premium / Discount[2]	2.77%
Total Market Capitalization[3]	$152.8 million

NYSE Symbols

Common Stock	EIC
Series A 5.00% Preferred Stock Due 2026	EICA

Net Performance versus Selected Indices[4]

	January 2023	YTD	Annualized Total Return				Cumulative
			1 year	2 year	3 year	Since IPO	Since IPO
EIC	**2.87%**	**2.87%**	**-7.52%**	**7.23%**	**-0.02%**	**-0.04%**	**-0.14%**
CS Leveraged Loan Index	2.57%	2.57%	1.12%	2.77%	3.02%	3.31%	12.19%
ICE BofA US High Yield Index	3.91%	3.91%	-5.14%	-1.60%	1.05%	1.92%	6.95%
S&P BDC Index	8.41%	8.41%	-3.51%	14.78%	6.88%	8.01%	31.26%

Performance, which is as of January 31, 2023, represents past performance. **Past performance is not indicative of, or a guarantee of, future performance.** Total return is based on EIC's closing stock price during the applicable period and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment dates. Future results may vary and may be higher or lower than the data shown. EIC's IPO date is July 23, 2019.

Summary of Underlying Portfolio Characteristics[5]

Number of Unique Underlying Loan Obligor	1,445
Largest Exposure to an Individual Obligor	0.95%
Average Individual Loan Obligor Exposure	0.07%
Top 10 Loan Obligors Exposure	6.20%
Currency: USD Exposure	100.00%
Indirect Exposure to Senior Secured Loans[7]	97.59%
Weighted Average OC Cushion Senior to the Security[8]	5.04%
Weighted Average Market Value of Loan Collateral	93.87%
Weighted Average Stated Loan Spread	3.62%
Weighted Average Loan Rating[9]	B+/B
Weighted Average Loan Maturity	4.5 years
Weighted Average Remaining CLO Reinvestment Period	1.4 years

Summary of Portfolio of Investments and Cash[1]

Weighted Average Effective Yield on the Portfolio[6]	12.26%
Weighted Average Effective Yield on CLO Debt[6]	10.56%
Weighted Average Coupon on CLO Debt	L + 6.16%
Weighted Average Mark on CLO Debt	83.68%
Weighted Average Effective Yield on CLO Equity[6]	16.07%

Notes: Calculations above for CLO debt are based on par value.



BB-Rated CLO Debt: $103.4mm (69.4%)

B-Rated CLO Debt: $1.6mm (1.1%)

CLO Equity: $43.9mm (29.5%)

Cash and Borrowing Capacity: $24.5 million[1]

Top 10 Underlying Obligors[5]

Obligor	% Total
Cablevision	1.0%
Asurion	0.8%
Mcafee	0.7%
Numericable	0.7%
Transdigm	0.6%
Medline Industries	0.6%
Athenahealth	0.5%
Blackstone Mortgage Trust	0.5%
Howden	0.4%
United Airlines	0.4%
Total	**6.2%**

Top 10 Industries of Underlying Obligors[5,10,11]

Industry	% Total
Technology	10.6%
Health Care	9.4%
Publishing	6.5%
Financial Intermediaries	5.8%
Telecommunications	4.8%
Lodging & Casinos	4.6%
Diversified/Conglomerate Service	4.6%
Building & Development	4.4%
Commercial Services & Supplies	3.4%
Technology: Hardware & Equipment	3.1%
Total	**57.1%**

Diversification by Geography of Underlying Obligors[5]

Country	% Total
United States	93.2%
Canada	1.9%
Luxembourg	1.6%
United Kingdom	1.3%
Netherlands	0.8%
France	0.3%
Germany	0.3%
Australia	0.1%
Sweden	0.1%
Other	0.3%
Total	**100.0%**

Diversification by Credit Type of Underlying Obligors[5]

Credit Type	% Total
First Lien	97.6%
Second Lien	1.6%
Senior Unsecured Bond	0.4%
Senior Secured Bond	0.3%
Unsecured Loan	0.1%
Total	**100.0%**

Rating Distribution of Underlying Obligors[5,9]



Maturity Distribution of Underlying Obligors[5]



Price Distribution of Underlying Obligors[5]



Stated Spread Distribution of Underlying Obligors[5]



Notes

Note: Amounts shown in this report are rounded and therefore totals may not foot.

1. The Company determines its net asset value on a quarterly basis. The net asset value and net asset value per share shown herein (A) are unaudited and estimated by management, (B) are shown for informational purposes only, and (C) are as of the date noted above. Estimates with respect to a calendar quarter end are subject to revision when the Company determines its quarterly net asset value. The net asset value of the Company is calculated as the sum of the value of the Company's portfolio, any cash or cash equivalents held by the Company and the Company's other assets less the Company's liabilities. Net asset value per share is determined by dividing the net asset value of the Company by the number of shares of the Company's common stock outstanding as of the date shown above. The summary of portfolio investments shown in the chart is based on the estimated fair value of the underlying positions as of January 31, 2023. Cash and borrowing capacity represents cash net of pending trade settlements and includes available capacity on the Company's credit facility as of January 31, 2023. Borrowings under the credit facility are subject to applicable regulatory and contractual limits.

2. Premium/discount is calculated to the midpoint of management's unaudited and estimated range of the net asset value per share. Premium/discount for periods after January 31, 2023 will vary based on stock price performance and Company performance.

3. Combined market capitalization of EIC and EICA as of January 31, 2023 closing price. Market capitalization for periods after January 31, 2023 will vary based on stock price performance.

4. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. The indices shown herein have not been selected to represent a benchmark for a strategy's performance, but are instead disclosed to allow for comparison of the Company's returns to that of known, recognized and/or similar indices. The Credit Suisse Leveraged Loan Index tracks the investable universe of the US-denominated leveraged loan market. The ICE BofA US High Yield Index tracks the performance of high-yield securities traded in the U.S. bond market. The S&P BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the NYSE or NASDAQ and satisfy market capitalization and other eligibility requirements. Although EIC is not a BDC, BDCs generally invest in high yielding credit investments, as does EIC. In addition, similar to EIC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders.

5. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and other related investments held by the Company as of January 31, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to January 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, January 2023 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of January 31, 2023 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity and debt investments held by the Company at the end of the reporting period.

6. CLO positions are entitled to recurring distributions which for CLO equities are generally equal to the remaining cash flow of payments made by underlying assets less contractual payments to debt holders and CLO expenses. The effective yield is estimated based upon the current projection of the amount and timing of these recurring distributions in addition to the estimated amount of terminal principal payment. The weighted average effective yield is calculated based on the current amortized cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.

7. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.

8. Overcollateralization ("OC") refers to the fact that the value of the assets (i.e., broadly syndicated US loans) underlying a CLO exceeds the principal due on the liabilities (i.e., CLO debt securities) required to be repaid. The weighted average OC cushion senior to the security is calculated using the BBB OC cushion for all BB-rated CLO debt securities in the portfolio and the BB OC cushion for all other securities in the portfolio, in each case as held on January 31, 2023.

9. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).

10. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories are available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.

11. Certain CLO trustee reports do not provide the industry classification for certain underlying obligors. These obligors are not summarized in the look-through industry data shown; if they were reflected, they would represent 7.6%.

Past performance is not indicative of, or a guarantee of, future performance. Please review the important information and notes on pages 2 and 3.

2


Important Information

Investors should consider Eagle Point Income Company Inc.'s (the "Company") investment objectives, risks, charges and expenses carefully before investing in securities of the Company. The Company's prospectus contains this and other important information about the fund. Investors should read the Company's prospectus and Securities and Exchange Commission ("SEC") filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider their investment goals, time horizons and risk tolerance before investing in Eagle Point Income Company Inc. (the "Company"). Investors should also consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. The investment program of the Company is speculative and entails substantial risk, including the possible loss of principal. There can be no assurance that Company's investment objectives will be achieved. An investment in the Company is not appropriate for all investors and is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. The Company may invest primarily in below investment grade instruments, which are commonly referred to as "high yield" securities or "junk" bonds. Investments in below investment grade securities are considered predominantly speculative with respect to the issuer's capacity to pay interest and repay principal when due and such issuers are not perceived as strong financially as those with higher credit ratings. The Company may invest a significant portion of its assets in CLO junior debt and equity securities, which often involve risks that are different from or more acute than risks associated with other types of credit instruments. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance.** The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

From time to time, the Company may have a registration statement relating to one or more of its securities on file with the SEC. Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement is filed with the SEC is effective.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a publicly-traded, diversified, closed-end management investment company. The Company's investment objective is to generate high current income, with a secondary objective to generate capital appreciation by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 35% of its total assets (at the time of investment) in CLO equity securities. The Company is externally managed and advised by Eagle Point Income Management LLC. The Company makes a monthly estimate of NAV and certain additional financial information available to investors via our website (www.eaglepointincome.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimate of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses for the applicable quarter, if available.

Eagle Point is a registered trademark of Eagle Point Credit Management LLC.